April 24, 2020

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             ProFunds (the “Trust”) (File Nos. 811-08239 and 333-28339)

Dear Mr. Ganley:

On February 18, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 112 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No.114 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of adding the ability to invest in derivative instruments to certain of the variable products series of ProFunds (the “Funds”).(1)

We received comments from you relating to the Amendment.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

We note that, where applicable, a comment given in regard to the ProFunds VP Large Cap Growth Fund that would apply to each Fund or more than one Fund, was also carried over to the other affected Funds.

(1)                                 The variable products Funds include: ProFunds VP Large-Cap Growth, ProFunds VP Large-Cap Value, ProFunds VP Mid-Cap Growth, ProFunds VP Mid-Cap Value, ProFunds VP Small-Cap Growth and ProFunds VP Small-Cap Value.

Fund Summary — Names Rule 35d-1 Disclosures

1.                                      Comment:            The Staff’s preference is that the Rule 35d-1 (names rule) disclosures be contained in the summary prospectus rather than the statutory prospectus and that each disclosure be specifically tailored to the applicable fund, (i.e., a large-cap fund would note that it would invest 80% in large cap securities and would define such securities.) Further, the Staff is of the view that in order to comply with Rule 35d-1 each Fund must state the particular type of investment or industry in which it invests. The current disclosures in the statutory portion of the prospectus state in more generic terms that the Funds subject to Rule 35d-1 commit to invest 80% in the types of securities suggested by its name rather than specifying for each Fund what those securities are.

Response:             The Trust prefers to keep the Rule 35d-1 disclosures in the statutory prospectus and in the Statement of Additional Information (the “SAI”).  The Trust is unaware of any guidance that requires the disclosure be shifted to each summary prospectus.  The Trust will, however, continue to evaluate the location and specificity of disclosure of the Rule 35d-1 names policy for each fund as part of a future annual update.

Fund Summary — Fees and Expenses of the Fund

2.                                      Comment:            In regard to the recoupment provision in the footnote, the expense limitation agreement should be revised to read that recoupment should be three years from the date of the waiver and not the end of the contractual period.

Response:             The Trust believes the recoupment period described in the expense limitation agreement and the footnote to the Annual Portfolio Operating Expenses table is reasonable and appropriate and declines to make the requested change.

3.                                      Comment:            Have any amounts that have been recouped related to expenses that were waived beyond the 3 years from the date of the wavier? If so, please advise the Staff of those expenses.

Response:             The Trust confirms that no amounts have been recouped related to expenses that were waived beyond the 3 years from the date of the waiver. See also response to Comment #2 above.

Fund Summary / Principal Investment Strategies

4.                                      Comment:            The Fund indicates that it invests in “financial instruments.”  Often this term may relate to derivatives.  Please clarify how the Fund will invest in order to track its index, i.e., primarily in equity securities.

Response:             The Trust utilizes the words “financial instruments” to encompass a number of potential investment types including, derivatives, equity securities and debt securities. The Fund’s disclosure notes that “financial instruments” in which the Fund invests include equity securities, derivatives and money market instruments.  The Trust does not believe the term “financial instruments” needs further clarification.

5.                                      Comment:            Consider disclosing how frequently the Fund’s index is reconstituted and rebalanced.

Response:             The Trust will evaluate adding this disclosure as part of a future annual update.

6.                                      Comment:            Consider adding a market capitalization range for the index in which the Fund tracks.

Response:             The Trust has not typically provided in the registration statement the market capitalization range of an index for several reasons: (i) the information is not required by Form N-1A; and (ii) the information may fluctuate during the course of the year and, consequently, a point in time measurement may be confusing and misleading to investors.

7.                                      Comment:            Please consider adding Information Technology Risk to the disclosure as it seems that at the end of March 2020, this sector made up approximately 38% of the index the Fund tracks.

Response:             Where a particular Index is concentrated in a sector (meaning it has 25% representation in such sector), the Trust will include concentration and focus risk in the summary portion of the prospectus and then include the sector risk in the statutory portion of the prospectus.  Information Technology Industry Risk is included in the statutory portion of the prospectus.

8.                                      Comment:            Please consider whether Tax Risk, Portfolio Turnover Risk and Valuation Risk are principal risks and should be included in the summary section for the Funds.

Response:             The Trust believes it is appropriate for the referenced risks to be included as principal investment risks for the Funds.  The occurrence of such risks could have adverse effects on Fund performance that is not expected by investors who purchase an index matching fund, may prevent investors from selling their shares when they wish to sell shares, and result in adverse tax consequences for investors, respectively.  The Trust also notes that the index matching funds in other fund complexes also disclose similar risks as principal investment risks. The Trust will continue to evaluate the principal investment risks that it discloses for each of its funds.

9.                                      Comment:            In regard to the Large-Cap Value Fund, it appears that the benchmark index has approximately 22% in large-cap financials.  Please consider whether the Fund should disclose the risks of investments in financials in its summary section.

Response:             The Trust will disclose any sector specific risks only if the benchmark index is focused in a particular sector (meaning has 15% representation in such sector) the Trust will include concentration and focus risk in the summary portion of the prospectus and then include the sector risk in the statutory portion of the prospectus. Financial Industry Risk is included in the statutory portfolio of the prospectus.

Investment Objectives, Principal Investment Strategies and Related Risks

10.                               Comment:            In the section titled “A Note Regarding the Diversification of Certain of the Classic ProFunds VP and Sector ProFunds VP,” please consider adding disclosure regarding tracking the diversification of the relevant index if the Funds have determined to comply with the Stradley Ronon(2) No-Action Letter.

Response:             At this time, the Trust has not yet determined to rely on the relief provided in the No-Action letter in regard to funds that exceed the limits for a diversified fund with respect to

(2)                           Stradley Ronon Stevens & Young no-action letter, June 24, 2019.

investments in a single issuer, or multiple issuers, to approximately the composition of the fund’s benchmark index.  The Trust may consider relying on the No-Action Letter in the future and would add the required disclosure at that time.

11.                               Comment:            In the section titled “Underlying Indexes,” there is some description about the indexes used by the Funds.  Please consider adding brief disclosure on index methodology into the summary section.

Response:             The Trust will evaluate adding this disclosure as part of a future annual update.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6580.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC
Director, Counsel